Caylent, Inc.

Statements of Comprehensive Income

Unaudited

	Year Ended 31-Dec-16	For the Period August 7, 2015 (Inception) to December 31, 2015
Revenue	$ -	$ -
Expenses		
Net income	$ -	$ -